Filed by Safran S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Zodiac Aerospace S.A.
Commission File No. 333-154066
Date: January 20, 2017

 Safran AND Zodiac Aerospace, a new global leader in aerospace  19th January 2017  Safran name of the activity / Confidential / Date / Department (menu "Insert / Header and footer")  1

Disclaimer

> IMPORTANT ADDITIONAL INFORMATION

- This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
- The tender offer and the merger are subject to consultation of the work's council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law.
- It is intended that Safran and Zodiac Aerospace will file with the French Market Authority ("AMF") a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac Aerospace into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac Aerospace, the contemplated transactions and related matters

> ADDITIONAL U.S. INFORMATION

- Any securities to be issued under the transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The transaction will be submitted to the shareholders of Zodiac Aerospace for their consideration. If registration with the U.S. Securities and Exchange Commission (the "SEC") is required in connection with the transaction, Safran will prepare a prospectus for Zodiac Aerospace's shareholders to be filed with the SEC, will mail the prospectus to Zodiac Aerospace's shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information. If registration with the SEC is required in connection with the transaction, shareholders of Zodiac Aerospace will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC's web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the proposed business combination will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran.

> FORWARD-LOOKING STATEMENTS

- This communication contains forward-looking statements relating to Safran, Zodiac Aerospace and their combined businesses, which do not refer to historical facts but refer to expectations based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac Aerospace and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "plan," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Safran's or Zodiac Aerospace's control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the ability obtain the approval of the transaction by shareholders; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran's or Zodiac Aerospace's ability to successfully implement and complete its plans and strategies and to meet its targets; and the benefits from Safran's or Zodiac Aerospace's (and their combined businesses) plans and strategies being less than anticipated. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac Aerospace do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

2

SAFRAN

This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran

 Safran name of the activity / Confidential / Date / Department (menu "Insert / Header and footer")  3  RMI & DD  Ross McINNES   Didier DOMANGE

 Safran name of the activity / Confidential / Date / Department (menu "Insert / Header and footer")  4  Philippe PETITCOLIN   Olivier ZARROUATI

 Month/day/year  Safran and Zodiac Aerospace / January 19th 2017 /  5  A sound industrial logic  PhP & OZ

 Safran and Zodiac Aerospace / January 19th 2017 /  6  Safran and Zodiac Aerospace: Creating a global leader in aerospace  PhP  1. Combining 2 MARKET LEADERS to cover key aircraft equipment  2. Reinforcing our CORE aerospace business and enlarging our footprint  3. Creating VALUE based on disciplined financial terms

PhP

1. Combining 2 MARKET LEADERS to cover key aircraft equipment

- **The #3 worldwide leader in aerospace[1] and the #2 in aircraft equipment**

> Combining market leading positions, expertise, technologies and talents of both Safran and Zodiac Aerospace

- **A comprehensive range of world-class products and services and a combined position across the whole aircraft value chain**

- **A new leader with:**

> Around **92,000** employees present in over **60** countries

> **€21.2bn[2]** adjusted total revenues

> of which **€10bn[2]** adjusted total revenues in aircraft equipment

> **€2.7bn[2]** adjusted recurring operational income



Braking & landing control systems
Wing Ice Protection
Oxygen Systems
Fuel systems
APU
Power distribution and generation
Cabin Interior
Landing gears
Cockpit control systems
Cockpit Seats
Lavatory
Avionics Sensors
Seats
Cockpit Panels & Displays
Wheels and carbon brakes
Engines
Aircraft condition monitoring systems
Exterior lighting
Exit slide
Nacelles and components (thrust reversers,...)
Engine Control Systems (FADEC)
Flight actuators

[1]Excludes airframers

[2]Pro forma based on Safran LTM figures at June 2016 excluding Safran Identity & Security and Zodiac Aerospace LTM figures at August 2016

7 Safran and Zodiac Aerospace / January 19th 2017 /

This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran

SAFRAN

PhP

2. Reinforcing our CORE aerospace business and enlarging our footprint

▪ Strengthened portfolio across OEMs, programs and airlines

> Presence across all key aircraft programs, fuelling organic growth

> High technology content, tier 1 player with resilient post delivery and aftermarket businesses

> Enhanced commercial relationships with aircraft manufacturers and airlines

▪ And access to a dollar-denominated cost-base and market

> Strengthened footprint in the U.S., improving Group's proximity to American aircraft manufacturers and airlines

Exposure to OEM vs. Aftermarket Safran and Zodiac Aerospace[1]


Others 1%
Aftermarket 41%
OEM 58%
Includes recurring cabin retrofit service activities

[1]Pro forma based on Safran LTM figures at June 2016 excluding Safran Identity & Security and Zodiac Aerospace LTM figures at August 2016

8 Safran and Zodiac Aerospace / January 19th 2017 /
This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran
SAFRAN

PhP

3. Creating VALUE based on disciplined financial terms

- **Run-rate annual pre-tax cost synergies of €200m identified**

> Of which 50% should be achieved in Year 1 and 90% in Year 2

- **Acceleration of Zodiac Aerospace's seats and cabins recovery towards or above historical margin levels**

- **Optimized and sound financial structure**

> Targeting an investment grade profile

> Adjusted net debt / adjusted EBIDTA at around 2.5x at closing

- **Double-digit accretive effect on EPS[1] as of the 1st full fiscal year of consolidation**

[1] *Assuming 100% of targeted shares are tendered. Post phased synergies, before PPA and synergies and cost of implementation.*

9 Safran and Zodiac Aerospace / January 19th 2017 /

This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran

 Month/day/year  10  Aircraft Interiors (61% of sales)  Aerosystems (39% of sales)  Aerosafety(12% of sales)  On-board and in-flight safety systems and equipment (e.g. , emergency arresting systems, interconnect systems, parachutes)  Electrical power systems and generators, fuel control, data systems, electronics and controls, oxygen systems, water and waste systems  State-of-the-art passenger (all classes) and crew seats  Integrated cabin interiors equipment (e.g. overhead bins, lavatories, galleys, dado panels, ceilings, sidewalls, cockpit doors, IFE(1), seat actuation systems)  Aircraft Systems(27% of sales)  Seats (27% of sales)  Cabin(34% of sales)  #1 for evacuation slides#1 for interconnect#1 for arresting systems#1 for parachutes  #1 for primary power management and distribution systems#1 / #2 for oxygen systems#1 water & waste systems  #1 or #2 in passenger seats  #1 or #2 in galleys and equipment#1 in cabin interior systems  Zodiac Aerospace: A tier-1 supplier in equipment and systems for commercial, regional and business aircrafts and helicopters  Safran and Zodiac Aerospace / January 19th 2017 /  OZ

OZ

Zodiac Aerospace : A unique opportunity to further strengthen Safran

- **A strong complementarity, in both operational and commercial activities**

> Products and commercial offers complementary to those of Safran

> A proven experience of Zodiac in emerging markets

- **A reinforced position to develop technologies in order to shape the future of aerospace**

> Shared ambitions in the more electrical aircraft

- **A world-class supplier in the field of aircraft equipment and onboard systems, with a large installed base**

> State-of-the-art solutions to improve comfort and wellbeing on board aircraft

> High technology systems, allowing to improve aircraft performance and flight safety

> Over **21,800** aircrafts equipped with Zodiac Aerospace products, over **1m** seats in service around the world, and more than **1 out of 2** commercial aircraft built each year with one of Zodiac Aerospace's galley

11

This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran

SAFRAN

PhP

Reinforced strategic priorities

- **A Propulsion business focused on the LEAP engine transition**
  - > Already the best-selling engine under development in history
  - > LEAP programme progresses as planned (focus on LEAP 1-A and LEAP 1-B)

- **A transaction in line with Safran's decision to REFOCUS its activities on its core AEROSPACE and DEFENSE businesses**
  - > Creation of significant value through integration and synergies
  - > Safran's resources dedicated to Zodiac Aerospace integration identified

- **A further step towards the MORE ELECTRICAL AIRCRAFT**
  - > Supported by scaled up state-of-the-art R&T capabilities thanks to a strengthened portfolio of technologies in electrical systems

12 Safran and Zodiac Aerospace / January 19th 2017 /
This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran
SAFRAN

 Month/day/year  Safran and Zodiac Aerospace / January 19th 2017 /  13  An acquisition in line with our strategic & financial criteria  PhP

PhP (figures TBC)

A 3-step transaction

1. A TENDER OFFER on Zodiac Aerospace shares at a price of €29.47 per share in cash[1]

> A premium of **26.4%** over Zodiac Aerospace's closing price as of 18/01/17
> A premium of **36.1%** over Zodiac Aerospace's 3-month VWAP

2. A SPECIAL DIVIDEND of €5.5 per share for Safran's shareholders

> Prior and conditional upon the merger, and subject to the tender offer being successful and to Safran's and Zodiac Aerospace's respective shareholders' approval of the merger
> Total of **€2.3bn**

3. A MERGER with Zodiac Aerospace

> Subject to both Zodiac Aerospace's and Safran's shareholders approval
> On the basis of **0.485** Safran share (ex-special dividend) per Zodiac Aerospace share

PhP & OZ

NEXT STEPS

[1]Targeting all outstanding shares except those shares subject to an undertaking not to tender

14 Safran and Zodiac Aerospace / January 19th 2017 /
This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran
SAFRAN

RMI

Anticipated governance and shareholder structure

- **A long-term SHAREHOLDER BASE**
  - Zodiac Aerospace's founding families, FFP and FSP to **contribute** their shares to the merger
  - Shareholders agreement between founding families, FFP, FSP + the French State with a **2-year** lock-up provision
  - **All together**, will hold around **22%** of the new entity[1]


French Sate
12.6%
Ex Zodiac Aerospace reference shareholders
9.8%
Employees 9.5%
Public
67.7%

- **BOARD OF DIRECTORS of Safran**
  - Ross McInnes, Chairman of the Board
  - 20 members



- **EXECUTIVE COMMITTEE of Safran**
  - Philippe Petitcolin, CEO
  - Olivier Zarrouati, Deputy CEO
  - Bernard Delpit, CFO





[1]Assuming 100% of targeted shares are tendered

15 Safran and Zodiac Aerospace / January 19th 2017 /

This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran